Exhibit 99.3

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Rail Network Access

14 September 2012

The High Court of Australia has held that the Full Court of the Federal Court of Australia, in deciding not to declare the Hamersley and Robe rail lines, wrongly endorsed consideration by the Australian Competition Tribunal of material it was not entitled to take into account. The High Court has accordingly remitted the matter back to the Tribunal to re-determine the matter. Rio Tinto is pleased to note that the High Court accepted its formulation of the proper test for the threshold question of whether a facility can be economically duplicated. The Minister and the Tribunal both applied the wrong test in determining this threshold issue, and the Tribunal will be bound to adopt the test Rio

Tinto argued for on any reconsideration.

Rio Tinto’s integrated operations in the Pilbara would be severely impacted if third parties were permitted to run trains on the system. As the Tribunal noted, the potential disruption and diseconomy costs would dwarf whatever benefits might exist in permitting third party access.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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